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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

                                 (RULE 14d-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
                            SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                           (Name of Subject Company)

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                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                                 COMMON STOCK,
                                  NO PAR VALUE
           (including the associated Preferred Stock purchase rights)
                         (TITLE OF CLASS OF SECURITIES)

                                   133290106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JOHN S. DAVIS, ESQ.
                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                                11651 PLANO ROAD
                              DALLAS, TEXAS 75243
                                 (214) 860-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                                with Copies to:
                                 GUY KERR, ESQ.
                               VAN M. JOLAS, ESQ.
                            LOCKE LIDDELL & SAPP LLP
                          2200 ROSS AVENUE, SUITE 2200
                              DALLAS, TEXAS 75201
                                 (214) 740-8000

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on May 12, 2000, by Cameron Ashley Building Products, Inc., a Georgia corporation (the "Company"), relating to the offer by CAB Merger Corp. to purchase all of the issued and outstanding shares of common stock, no par value (the "Common Stock"), and the associated Series A Preferred Stock Purchase Rights, of the Company (such rights, together with the Common Stock, being referred to in the offer as the "Shares"), at a purchase price of $18.35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

         All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-9.

         The items of Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

         (a) Item 8 is hereby amended by adding the following sentence to the end of the second paragraph under the caption "Antitrust":

                  The required waiting period with respect to the Offer and
             the Merger under the HSR Act expired at 11:59 p.m., Eastern time, on June 1, 2000.

         (b) Item 8 is hereby further amended by adding the following sentence to the end of the third paragraph under the caption "Canadian Competition Act":

                  The required waiting period with respect to the Offer and
             the Merger under the Competition Act is scheduled to expire at 11:59 p.m., Eastern time, on June 9, 2000.

         (c) Item 8 is hereby further amended to add a new subsection as follows:

Private Securities Litigation Reform Act

         The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to forward-looking statements contained in this Statement.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   CAMERON ASHLEY BUILDING
                                   PRODUCTS, INC.

                                   /s/ JOHN S. DAVIS
                                   --------------------------
                                   Name:  John S. Davis
                                   Title: Vice President and General Counsel

Dated:  June 5, 2000